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                              November 24, 2020

       Charles Jones
       Managing Member and Chief Executive Officer
       Opening Night Enterprises, LLC
       80 W. Sierra Madre Blvd, Suite 141
       Sierra Madre, CA 91024

                                                        Re: Opening Night
Enterprises, LLC
                                                            Post-Qualification
Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 13,
2020
                                                            File No. 024-10712

       Dear Mr. Jones:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 4 to Form 1-A filed November 13, 2020

       Management's Discussion and Analysis, page 33

   1. We note your revised disclosure on page 35 that the company has successfully entered into option agreements
with its initial three musicals, and that these agreements with the owners of the musicals
and the collective rights those agreements provide to the company constitute the company
 s initial assets and enable the company   s operations as described
                                                        in this offering
circular. Please disclose the material terms of such agreements. See Item
                                                        7(a)(2) of Part II of
Form 1-A. In addition, please file such agreements as exhibits to your filing, or tell us why
you do not believe they are required to be filed. Refer to Item 17(6)
                                                        of Part III of Form
1-A.
 Charles Jones
Opening Night Enterprises, LLC
November 24, 2020
Page 2

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



                                                       Sincerely,
FirstName LastNameCharles Jones
                                                       Division of Corporation
Finance
Comapany NameOpening Night Enterprises, LLC
                                                       Office of Trade &
Services
November 24, 2020 Page 2
cc:       Ryan J. Lewis, Esq.
FirstName LastName